September 7, 2012

ATTORNEYS AT LAW

777 East Wisconsin Avenue

Milwaukee, WI 53202-5306

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER

082961-0128

Via EDGAR System

Mr. Kieran Brown Ms. Christina DiAngelo U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Hennessy Mutual Funds, Inc. (File Nos. 811-07695 and 333-07595)
Registration Statement on Form N-14 (No. 333-183004), Filed August 2, 2012
Hennessy Funds Trust (File Nos. 811-07168 and 033-52154)
Registration Statement on Form N-14 (No. 333-183005), Filed August 2, 2012
Registration Statement on Form N-14 (No. 333-183002), Filed August 1, 2012

Ladies and Gentlemen:

Our clients, Hennessy Mutual Funds, Inc. and Hennessy Funds Trust, filed the above referenced Registration Statements on Form N-14. Registration Statement No. 333-183004 and Registration Statement No. 183005 relate to the special meeting of shareholders of the FBR Large Cap Fund, the FBR Mid Cap Fund and the FBR Small Cap Fund, at which the shareholders of these funds are being asked to approve an Agreement and Plan of Reorganization under which the FBR Large Cap Fund would be reorganized into the Hennessy Cornerstone Large Growth Fund; the FBR Mid Cap Fund would be reorganized into the Hennessy Focus 30 Fund; and the FBR Small Cap Fund would be reorganized into the Hennessy Cornerstone Growth Fund (collectively, the “Domestic Equity Fund Reorganization”). Registration No. 333-183002 relates to the special meeting of shareholders of each of the FBR Focus Fund, the FBR Large Cap Financial Fund, the FBR Small Cap Financial Fund, the FBR Technology Fund, the FBR Gas Utility Index Fund, the FBR Balanced Fund, and the FBR Core Bond Fund, at which the shareholders of these funds are being asked to approve an Agreement and Plan of Reorganization under which each of the funds will be reorganized into a Hennessy Fund created to carry out the reorganizations (the “Shell Fund Reorganization”), with each Hennessy Fund having the same investment objective and substantially similar principal investment strategies as its corresponding FBR Fund (each a “Shell Fund” and, collectively, the “Shell Funds”). The Shell Funds, the Hennessy Cornerstone Large Growth Fund, the Hennessy Focus 30 Fund and the Hennessy Cornerstone Growth Fund are referred to herein as the “Hennessy Funds”. The FBR Large Cap Fund, the FBR Mid Cap Fund, the FBR Small Cap Fund, the FBR Focus Fund, the FBR Large Cap Financial Fund, the FBR Small Cap Financial Fund, the FBR Technology Fund, the FBR Gas Utility Index Fund, the FBR Balanced Fund and the FBR Core Bond Fund are referred to herein as the “FBR Funds”. The Domestic Equity Fund Reorganization and the Shell Fund Reorganization are referred to herein as the “Reorganizations”.

Boston Brussels CHICAGO Detroit JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ladies and Gentlemen

U.S. Securities and Exchange Commission

September 7, 2012

On behalf of our clients, we set forth below the Hennessy Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statements referenced above (the “Registration Statements”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1.                  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Hennessy Funds acknowledging that:

•	the Hennessy Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statements;

•	Staff comments or changes to disclosure in response to Staff comments in the Registration Statements reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statements, and

•	the Hennessy Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge on behalf of the Hennessy Funds that (1) the Hennessy Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statements; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statements reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statements; and (3) the Hennessy Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registration Statements

2.                  Please file a copy of the accounting survivor analysis as correspondence.

Response: The Hennessy Funds will file the accounting survivor analysis as correspondence.

3.                  Please confirm with respect to the Shell Funds that the Shell Funds will not issue shares prior to the effectiveness of the Shell Funds’ amended Registration Statement on Form N-1A and that the Shell Funds will not issue any shares prior to the effectiveness of the Shell Fund Reorganization.

Ladies and Gentlemen

U.S. Securities and Exchange Commission

September 7, 2012

Response: On behalf of the Shell Funds, we confirm that the Shell Funds will not issue shares prior to the effectiveness of the Shell Funds’ amended Registration Statement on Form N-1A and that the Shell Funds will not issue any shares prior to the effectiveness of the Shell Fund Reorganization.

Ladies and Gentlemen

U.S. Securities and Exchange Commission

September 7, 2012

4.                  For each Reorganization, have the investment advisor to the FBR Funds and the investment advisor to the Hennessy Funds each execute the Agreement and Plan of Reorganization solely with respect to the provision on the payment of expenses on behalf of the FBR Funds and the Hennessy Funds, respectively, by the advisors.

Response: The Hennessy Funds will have the investment advisors execute each Agreement and Plan of Reorganization with respect to the expense provisions.

5.                  In the President’s Letter for the Shell Funds where the Shell Funds discuss the portfolio managers remaining the same, please indicate whether the fees will change. Include this disclosure in response to Question 3 of the Questions and Answers as well.

Response: The Shell Funds will add the following sentence in the President’s Letter and in Question 3:

“It is anticipated that the expenses for the FBR Funds will be the same or slightly lower following the proposed reorganization into the Hennessy Funds.”

6.                  In Question 3 of the Questions and Answers for the Domestic Equity Reorganization, please confirm the differences in the expense ratios for the FBR Mid Cap Fund because we calculate 0.38% instead of 0.37% and 0.13% instead of 0.12%. Revise the disclosure to indicate that the fees are “estimated” to be lower.

Response: The Hennessy Funds note that the calculations used in the Registration Statements exclude “Acquired Fund Fees and Expenses,” resulting in the lower numbers. The Hennessy Funds will revise the disclosure a requested.

7.                  In the President’s Letter for the Domestic Equity Reorganization, revise the discussion on investment strategies to briefly highlight the differences and to indicate that all of the investments of the FBR Funds are eligible investments of the Hennessy Funds, as stated in the pro forma financials. Include the discussion on how the investment strategies differ in the Synopsis as well.

Response: The Hennessy Funds will revise the disclosure to read as follows:

“Each of the FBR Funds and the Hennessy Funds have substantially similar investment objectives. While all of the investments of the applicable FBR Fund are eligible investments for the corresponding Hennessy Fund, the FBR Fund and its corresponding Hennessy Fund do differ in investment strategies, as the Hennessy Fund employs a focused, formula-based approach to its investments.”

Ladies and Gentlemen

U.S. Securities and Exchange Commission

September 7, 2012

8.                  Please confirm that no portfolio realignment is anticipated for the Shell Fund Reorganization, and confirm that the investment advisor to the Hennessy Funds may not recoup from the Hennessy Funds the expenses that are paid on behalf of the FBR Funds and the Hennessy Funds in connection with the Reorganizations. In all of the Registration Statements, where appropriate, indicate that the investment advisors are not paying the costs for portfolio realignment. Please also include this disclosure in Footnote 6 to the pro forma financial statements.

Response: On behalf of the Hennessy Funds, we confirm that no portfolio realignment is anticipated for the Shell Fund Reorganization, and we confirm that the investment advisor to the Hennessy Funds may not recoup from the Hennessy Funds the expenses that are paid on behalf of the FBR Funds and the Hennessy Funds in connection with the Reorganizations. The Hennessy Funds will revise the disclosure as requested to reference the investment advisors not paying for portfolio realignment.

9.                  In the “Reasons for the Reorganization and Board Deliberations,” please include a brief explanation as to why FBR Fund Advisers determined it was advisable to pursue a reorganization.

Response: The Hennessy Funds will add the following as a new second sentence in the second paragraph of this discussion:

“As a result of this strategic review process, FBR & Co. concluded that it would be advisable for it to discontinue its investment management business in order to focus its ongoing business activities on its core lines of business comprising its capital markets business and to allocate the capital generated from the sale of FBR Fund Advisers to these other lines of business.”

10.              In the “Synopsis” of all of the Registration Statements where Section 15(f) compliance is referenced, please indicate what actions the investment advisors to the Hennessy Funds and the FBR Funds have taken to ensure such compliance.

Response: The Hennessy Funds will add the following sentence in the Synopsis:

“Specifically, Hennessy Advisors and the Hennessy Funds have agreed that, for the minimum time periods specified in Section 15(f) of the Investment Company Act of 1940, they will ensure that (1) at least 75% of the Trustees/Directors of the Hennessy Funds are not “interested persons” (as that term is defined in the Investment Company Act of 1940) of Hennessy Advisors or FBR Fund Advisers; and (2) no “unfair burden” (as that term is defined in Section 15(f)(2)(B) of the Investment Company Act of 1940) will be imposed on the Hennessy Funds.”

Ladies and Gentlemen

U.S. Securities and Exchange Commission

September 7, 2012

11.              In the “Synopsis” of the Registration Statement related to the Shell Funds, where the investment objectives and principal investment policies are discussed, please indicate whether they are substantially identical.

Response: The Hennessy Funds will add the following sentence:

“Set forth below is a discussion of the investment objectives and principal investment policies of the FBR Funds and the corresponding Hennessy Funds. The investment objective and principal investment policies of the each FBR Fund and the corresponding Hennessy Fund are substantially identical.”

12.              Please explain why the FBR Large Cap Financial Fund and corresponding Hennessy Fund define large-cap companies to be companies with market capitalization of $3 billion or more, as $3 billion seems a low threshold.

Response: It has been determined that, for purposes of the financial services industry, the current threshold of $3 billion and above for the definition of large cap issuers for each Large Cap Financial Fund is reasonable and appropriate. This is because as a sector fund in a highly specialized industry, due to volatility in market conditions and the resultant impact on capitalization levels for financial institutions, at any given time there may be a limited number of issuers that may be invested in by the Fund if the Fund were to utilize a higher capitalization threshold. This fact has been made especially clear during the economic conditions present in the marketplace over the past few years when many formerly large financial institutions fell below the $3 billion capitalization level due to market conditions and events. For these reasons, it has been determined that it continues to be appropriate and reasonable to use the $3 billion and above capitalization level for purposes of each Fund’s definition of large cap.

13.              In the discussion on Hennessy Advisors, please include the total assets under management as of a recent date.

Response: The Hennessy Funds will include the requested disclosure.

14.              In the discussion on “Purchase and Redemption Procedures” for the Domestic Equity Reorganization, please indicate that the Hennessy Funds have shareholder servicing agreements, while the FBR Funds do not.

Response: The Hennessy Funds will revise the disclosure as requested.

Ladies and Gentlemen

U.S. Securities and Exchange Commission

September 7, 2012

15.              In the “Principal Risk Factors” for the Domestic Equity Reorganization, if the Hennessy Funds have a principal risk similar to the FBR Funds, please so indicate, and highlight any principal risks that are not common to the Funds. Please confirm for each Hennessy Fund that its acquisition of the portfolio holdings of the corresponding FBR Fund will not cause the Hennessy Fund to violate its diversification status.

Response: The Hennessy Funds will revise the disclosure as requested. On behalf of the Hennessy Funds, we confirm for each Hennessy Fund that its acquisition of the portfolio holdings of the corresponding FBR Fund will not cause the Hennessy Fund to violate its diversification status.

16.              In the discussion on “Exchange Procedures,” please revise the disclosure to indicate that exchanges may be made any day the New York Stock Exchange is open, or identify any days when the New York Stock Exchange is open and the Hennessy Funds and the FBR Funds are not.

Response: The Hennessy Funds will revise the disclosure to indicate that exchanges can be made on any day the New York Stock Exchange is open, as it is not anticipated that the Hennessy Funds and the FBR Funds will be open any day the New York Stock Exchange is open.

17.              In the discussion on “Principal Risk Factors” for the FBR Large Cap Financial Fund, please explain why the Fund includes a Mid-Cap and Small-Cap Investment risk as a principal risk.

Response: The Large Cap Financial Fund includes Mid-Cap and Small-Cap Investment Risk as a principal risk in recognition of the fact that the Fund is permitted to invest up to 20% of its assets in the securities of issuers that are not otherwise considered to be large cap issuers. As disclosed in the Fund’s current prospectus in the section titled “Principal Investment Strategies”: “The Fund may invest up to 20% of its net assets in companies with smaller market capitalizations…” Accordingly, the risk disclosure is consistent with the Fund’s stated principal investment strategies.

18.              In the fee table footnotes, revise the footnote on “Other Expenses” to indicate that the expenses are estimated. Also, please confirm where the Hennessy Funds’ Board may terminate a fee waiver arrangement, that the Board has no intent to terminate the waiver.

Response: The Hennessy Funds will add the revised disclosure provided below. On behalf of the Funds, we confirm that the Board has no intent to terminate the waiver arrangements.

“ “Other Expenses” are based on estimated amounts for the current fiscal year.”

19.              Please explain why the Total Annual Fund Operating Expenses are estimated to be higher for the Investor Class shares of the FBR Technology Fund.

Response: These fees are estimated to be higher because of the significant decline in the Technology Fund’s assets under management.

Ladies and Gentlemen

U.S. Securities and Exchange Commission

September 7, 2012

20.              Please confirm that the investment advisor to the Hennessy Funds will not seek recoupment for any expenses waived by investment advisor to the FBR Funds.

Response: On behalf of the Hennessy Funds, we confirm that the investment advisor to the Hennessy Funds will not seek recoupment for any expenses waived by the investment advisor to the FBR Funds.

21.              In the expense Example for the Shell Funds, please revise the Example for the Hennessy Funds to take into account the expense waiver arrangements for the one and three years, as was done for the FBR Funds, and revise the disclosure accordingly. Also, please revise the Domestic Equity Registration Statement so that the term “pro forma” appears next to the Class and not the name of the Hennessy Fund.

Response: The Hennessy Funds will revise the disclosure as requested.

22.              In the disclosure related to the Asset Purchase Agreement, please revise it to indicate that the Asset Purchase Agreement relates to both Reorganizations. Also, please confirm that the Reorganizations are not contingent on one another.

Response: The Hennessy Funds will revise the disclosure as requested. On behalf of the Funds, we confirm that the Reorganizations are not contingent on one another.

23.              For both Reorganizations, please confirm that there are no valuation differences in the policies and procedures of the FBR Funds and the Hennessy Funds.

Response: On behalf of the Hennessy Funds, we confirm that there are no valuation differences in the policies and procedures of the FBR Funds and the Hennessy Funds.

24.              In the discussion on “Federal Income Tax Consequences,” please include the amount and termination date of the capital loss carryforward positions.

Response: The Hennessy Funds will revise the disclosure as requested.

Ladies and Gentlemen

U.S. Securities and Exchange Commission

September 7, 2012

25.              In the discussion on “Federal Income Tax Consequences” related to the Domestic Equity Reorganization, please disclose the expected impact of rebalancing the Hennessy Funds if the balancing were to occur as of the Reorganization date. Please also include this disclosure in Footnote 3 to the pro forma financial statements.

Response: The Hennessy Funds will include the following disclosure:

“Historically, the rebalancing done by each Hennessy Fund has resulted in 100% of its portfolio being turned over. So, it is anticipated that upon rebalancing in the ordinary course approximately 100% of the [name of FBR Domestic Equity Fund] Fund’s portfolio will turn over, which would have resulted in approximate trading costs (including brokerage commissions, taxes, and custodian fees) of approximately $_______, had such rebalancing occurred at the time of, and as a result of, the Reorganization. No capital gain distributions would have been made to shareholders because the [name of FBR Domestic Equity Fund] Fund’s capital loss carryforward positions would have been used to offset such distributions.”

26.              In the “Capitalization Table” in the Registration Statements for the Domestic Equity Reorganization, please include a “pro forma” adjustment column as was done in the pro forma financials.

Response: The Hennessy Funds will revise the disclosure as requested.

27.              Currently in the Registration Statements for the Domestic Equity Reorganization, the Hennessy Funds include their performance in an Exhibit. Please move this disclosure to the body of the Proxy Statement/Prospectus.

Response: The Hennessy Funds will revise the disclosure as requested.

28.              In the Registration Statements for the Domestic Equity in the discussion on “Investment Adviser and Portfolio Managers,” please include the fees charged the Hennessy Funds, a statement that a discussion regarding the approval of the advisory agreements may be found in the annual or semi-annual reports, and a statement that the Statement of Additional Information contains information about the compensation of the Portfolio Managers and their ownership of the Funds. Also, clarify the length of time the Portfolio Managers have served in such capacity.

Response: The Hennessy Funds will revise the disclosure as requested.

29.              Please confirm that the Hennessy Funds have not received written correspondence from the dissenting director indicating that the director will file solicitation material opposing the Reorganizations.

Response: On behalf of the Hennessy Funds, we confirm that the Hennessy Funds have received no such correspondence.

Ladies and Gentlemen

U.S. Securities and Exchange Commission

September 7, 2012

30.              In the Registration Statements for the Domestic Equity Reorganization, please include the 5% shareholder information for the three Hennessy Funds and the ownership of the directors and officers of the Hennessy Funds. Also, indicate, as far as practicable, the percentage of each Hennessy Fund’s shares to be owned by such persons upon consummation of the proposed transaction.

Response: The Hennessy Funds will revise the disclosure as requested.

31.              In the “Financial Highlights” section for the Shell Funds, please refer to the name of the FBR Funds and not the Shell Funds.

Response: The Hennessy Funds will revise the disclosure as requested.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer